CUSIP No. G20045103                                            Page 1 of 9 Pages


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.2)*

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                                (Name of Issuer)

                Class A Common Stock, par value $0.08 per share
                         (Title of Class of Securities)

                                   G20045103
                                 (CUSIP Number)

                                January 1, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 9 Pages

CUSIP No. G20045103                                            Page 2 of 9 Pages


1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

            TCS CAPITAL GP, LLC

2   Check the Appropriate Box If a Member of a Group (See Instructions)

                                           a.  [   ]
                                           b.  [X]

3   SEC Use Only

4   Citizenship or Place of Organization

            DELAWARE

                    5             Sole Voting Power
 Number of                            2,363,497
  Shares
Beneficially        6             Shared Voting Power
 Owned By                             0
  Each
Reporting           7             Sole Dispositive Power
 Person                               2,363,497
  With
                    8             Shared Dispositive Power
                                      0

9   Aggregate Amount Beneficially Owned by Each Reporting Person

                          2,363,497

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [  ]

11  Percent of Class Represented By Amount in Row (9)

                          7.7%

12  Type of Reporting Person (See Instructions)

                          OO

CUSIP No. G20045103                                            Page 3 of 9 Pages



1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

            ERIC SEMLER

2   Check the Appropriate Box If a Member of a Group (See Instructions)

                                          a.  [  ]
                                          b.  [X]

3   SEC Use Only

4   Citizenship or Place of Organization

            UNITED STATES

                    5             Sole Voting Power
 Number of                            2,365,497
  Shares
Beneficially        6             Shared Voting Power
 Owned By                             0
  Each
Reporting           7             Sole Dispositive Power
 Person                               2,365,497
  With
                    8             Shared Dispositive Power
                                      0

9   Aggregate Amount Beneficially Owned by Each Reporting Person

                          2,365,497

10  Check Box If the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)

                          [   ]

11  Percent of Class Represented By Amount in Row (9)

                          7.7%

12  Type of Reporting Person (See Instructions)

                          HC

CUSIP No. G20045103                                            Page 4 of 9 Pages



Item 1(a)   Name of Issuer:

            Central European Media Enterprises, Ltd. (the "Issuer")

Item 1(b)   Address of the Issuer's Principal Executive Offices:

            Clarendon House, Church Street, Hamilton HM CX Bermuda

Item 2(a)   Name of Person Filing:

            The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    TCS Capital GP, LLC ("TCS Capital GP"); and

            ii)   Eric Semler ("Mr. Semler").

            This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital Investments, LP, a Cayman Islands exempted limited partnership ("TCS Capital Investments"), TCS Capital, LP, a Delaware limited partnership ("TCS Capital"), TCS Capital II, LP, a Delaware limited partnership ("TCS Capital II"), and TCS Select, LP, a Delaware limited partnership ("TCS Select").

            TCS  Capital  GP is the  general  partner  of  each  of TCS  Capital
Investments, TCS Capital and TCS Capital II. TCS Select GP, LLC, a Delaware limited liability company, is the general partner of TCS Select. In his capacity as the managing member of each of TCS Capital GP and TCS Select GP, LLC, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of TCS Capital Investments, TCS Capital, TCS Capital II and TCS Select.

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)   Citizenship:

            1)  TCS Capital GP, LLC is a Delaware limited liability company; and

            2)  Mr. Semler is a citizen of the United States.

Item 2(d)   Title of Class of Securities:

            Class A Common Stock, par value $0.08 per share (the "Shares").

Item 2(e)   CUSIP Number:

            G20045103

CUSIP No. G20045103                                            Page 5 of 9 Pages



Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            i) As of the date hereof, TCS Capital GP may be deemed to be the beneficial owner of 2,363,497 Shares. This number consists of (A) 1,459,491 Shares held for the account of TCS Capital Investments, (B) 123,405 Shares held for the account of TCS Capital, and (C) 780,601 Shares held for the account of TCS Capital II; and

            ii) As of the date hereof, Mr. Semler may be deemed to be the beneficial owner of 2,365,497 Shares. This number consists of (A) 1,459,491 Shares held for the account of TCS Capital Investments, (B) 123,405 Shares held for the account of TCS Capital, (C) 780,601 Shares held for the account of TCS Capital II, and (D) 2,000 Shares held for the account of TCS Select.

Item 4(b)   Percent of Class:

            (i) The number of Shares TCS Capital GP may be deemed to beneficially own constitutes approximately 7.7% of the total number of Shares outstanding. (Based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the number of Shares outstanding was 30,629,134 as of October 31, 2005.)

            (ii) The number of Shares Mr. Semler may be deemed to beneficially own constitutes approximately 7.7% of the total number of Shares outstanding.

Item 4(c)   Number of shares as to which such person has:

    TCS Capital GP
    (i)     Sole power to vote or direct the vote                      2,363,497
    (ii)    Shared power to vote or to direct the vote                         0
    (iii)   Sole power to dispose or to direct the disposition of      2,363,497
    (iv)    Shared power to dispose or to direct the disposition of            0

    Mr. Semler
    (i)     Sole power to vote or direct the vote                      2,365,497
    (ii)    Shared power to vote or to direct the vote                         0
    (iii)   Sole power to dispose or to direct the disposition of      2,365,497
    (iv)    Shared power to dispose or to direct the disposition of            0

CUSIP No. G20045103                                            Page 6 of 9 Pages



Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
            Holding Company or Control Person:

            This Item 7 is not applicable.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. G20045103                                            Page 7 of 9 Pages




                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date: January 17, 2006                TCS CAPITAL GP, LLC


                                      By: /s/ Eric Semler
                                      ------------------------------------------
                                      Name: Eric Semler
                                      Title: Managing Member


Date: January 17, 2006                ERIC SEMLER


                                      By: /s/ Eric Semler
                                      ------------------------------------------

CUSIP No. G20045103                                            Page 8 of 9 Pages



                                 EXHIBIT INDEX

                                                                        Page No.

A.  Joint Filing Agreement, dated as of January 17, 2006, by
    and between  Mr. Eric Semler and TCS Capital GP, LLC.                      9

CUSIP No. G20045103                                            Page 9 of 9 Pages



                                   EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Central European Media Enterprises, Ltd., dated as of January 17, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.



Date: January 17, 2006                TCS CAPITAL GP, LLC


                                      By: /s/ Eric Semler
                                      ------------------------------------------
                                      Name: Eric Semler
                                      Title: Managing Member


Date: January 17, 2006                ERIC SEMLER


                                      By: /s/ Eric Semler
                                      ------------------------------------------